UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release, dated February 25, 2014, of Seadrill Limited (the "Company"), announcing the Company's financial results for the three months ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: March 4, 2014	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Fourth quarter 2013 results

Highlights
•	Seadrill reports fourth quarter 2013 EBITDA* of US$768 million
•	Seadrill reports fourth quarter 2013 net income of US$281 million and earnings per share of $0.49
•	Seadrill increases the ordinary quarterly cash dividend by 3 cents to 98 cents per share
•	Economic utilization for floaters was 94% in Q4 2013 in-line with 94% in Q3 2013
•	Economic utilization for the jack-up fleet in Q4 2013 was 98% an increase from 97% in Q3 2013
•	Seadrill Partners announces settlement agreement and 18 month contract extension for the West Aquarius with a total estimated revenue potential of US$337 million
•
Total S.A. exercised their option with Seadrill Partners to convert the contract extension for the West Capella from 5 years to 3 years.  As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day

•	Seadrill executes a one year contract extension for the West Leda with ExxonMobil in Malaysia with a total estimated revenue potential of US$60 million
•	Seadrill Limited sells the tender rig T-16 to Seadrill Partners for US$200 million
•	North Atlantic Drilling completes private placement of NOK1.5 billion unsecured bond issue maturing in 2018
•	Seadrill acquires high specification jack-up rig Prospector 3 for US$235 million
•
Seadrill enters into a Heads of Agreement with Pemex for 5 potential jack-up contracts beginning in the first half of 2014.  Cumulative duration of the contract is more than 30 rig years with a total revenue potential in excess of US$1.8 billion

•	Seadrill Limited sells part of the semi-submersible rigs, West Leo and West Sirius, to Seadrill Partners financed with a US$456 million equity offering and intercompany loans

Subsequent events
•	North Atlantic Drilling completes private placement of US$600 million unsecured bond issue maturing 2019
•	North Atlantic Drilling completes its initial public offering of 13,513,514 common shares and began trading on January 29, 2014 on the New York Stock Exchange under the symbol "NADL".
•	Seadrill executes contract for four Jack-up units with Pemex in Mexico and establishes SeaMex, a 50/50 Joint Venture with Fintech Advisory Inc.
•	Seadrill Partners completes US$1.8 billion Term Loan B and US$100 million senior secured revolving loan
•
Seadrill is making progress in contract discussion for the West Saturn and West Jupiter and expects the units to commence attractive medium to long term contracts immediately after delivery from the yard.

•	Orderbacklog excluding the Saturn and Jupiter discussions currently stands at US$20.2 billion
•	From the effect of January 2, 2014, the financial results of Seadrill Partners LLC is likely to be deconsolidated from the financial results of Seadrill.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Consolidated financial information

Fourth quarter 2013 results
Consolidated revenues for the fourth quarter of 2013 were US$1,469 million compared to $1,280 million in the third quarter of 2013.  The increase is primarily due to the West Tellus, West Auriga, West Vela, West Tucana and AOD III entering service and an increase in dayrate on the West Gemini.

Operating profit for the quarter was US$568 million compared to US$471 million in the preceding quarter. The increase is primarily a result of new rigs entering service and continued solid operational performance.

Net financial and other items for the quarter showed a loss of US$286 million compared to a loss of US$96 million in the previous quarter. The loss is primarily related to our share of the losses in the investment in Archer of US$185 million, which is mainly due to Archer's own non-cash impairment of goodwill and other long lived assets of US$430 million.

Income taxes for the fourth quarter were US$1 million, a decrease of US$59 million from the previous quarter.

Net income for the quarter was US$281 million representing basic and diluted earnings per share of $0.49 and $0.49, respectively.

Balance sheet
As of December 31, 2013, total assets were US$26,300 million, an increase of US$1,321 million compared to September 30, 2013.

Total current assets increased to US$2,834 million from US$2,562 million over the course of the quarter, primarily driven by an  increase in cash and marketable securities, offset by a decrease in restricted cash.

Total non-current assets increased to US$23,466 million from US$22,417 million primarily due to the inclusion of the final yard installments for the West Tellus, West Castor, and West Oberon and the acquisition of the West Titania (Prospector 3).

Total current liabilities decreased to US$3,825 million from US$5,639 million largely due to a decrease in short term debt and other current liabilities.

Long-term interest bearing debt increased to US$11,900 million from US$10,087 million over the course of the quarter and total net interest bearing debt increased to US$13,874 million from US$12,647 million.  The increase is primarily due to the new US$1,750 million Sevan credit facility, the re-financing of the West Eminence and subsequent use of the freed up cash to pay yard installments.

Total equity increased to US$8,202 million from US$7,766 million as of December 31, 2013, primarily driven by net income for the quarter, proceeds from the Seadrill Partners equity offering, and a gain on our SapuraKencana investment, offset by dividends paid.

Cash flow
As of December 31, 2013, cash and cash equivalents were US$744 million, an increase of US$193 million compared to the previous quarter.

Net cash from operating activities for the twelve month period ended December 31, 2013 was US$1,696 million and net cash used in investing activities for the same period was US$2,964 million.  Net cash provided by financing activities was US$1,694 million.

Outstanding shares
As of December 31, 2013 common shares outstanding in Seadrill Limited totaled 468,978,492 adjusted for our holding of 272,441 treasury shares.  Additionally, we had stock options for 3.4 million shares outstanding under various share incentive programs for management, of which approximately 1.3 million are vested and exercisable.  The Company holds a TRS agreement with exposure to 1.4 million shares in Seadrill which matures on March 4, 2014, with a TRS strike price of NOK 226.6311 per share.

Operations
Offshore drilling units
During the fourth quarter, Seadrill had 23 floaters, 22 jack-up rigs and 3 tender rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.

Our floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 94% in the fourth quarter compared to 94% in the third quarter. We are pleased with the stable operating performance.  The main issues affecting our fourth quarter performance were related to a total of 34 days downtime on the West Aquarius due to failure of the anchor chain system,  repairs, and planned downtime on the West Capella for 5-year classing.

Average economic utilization was 98% for our jack-up rigs in the fourth quarter compared to 97% in the preceding quarter. The tender rig fleet had an average economic utilization of 95% in the fourth quarter, a decrease from the third quarter economic utilization of 98%.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	ExxonMobil	Norway, Russia	Jan-14	Jul-16
West Venture **	Statoil	Norway	Aug-10	Jul-15
West Phoenix **	Total	UK	Jan-12	Jun-15
West Hercules **	Statoil	Norway	Jan-13	Jan-17
West Sirius ****	BP	USA	Jul-08	Jul-19
West Taurus	Petrobras	Brazil	Feb-09	Feb-15
West Eminence	Petrobras	Brazil	Jul-09	Jul-15
West Aquarius ****	ExxonMobil	Canada	Jan-13	Apr-17
West Orion	Petrobras	Brazil	Jul-10	Jul-16
West Pegasus	PEMEX	Mexico	Aug-13	Aug-16
West Capricorn ****	BP	USA	Jul-12	Sep-17
West Eclipse	Total	Angola	Jan-13	Jan-15
West Leo ****	Tullow Oil	Ghana, Ivory Coast, Guinea	June-13	Jun-18
West Mira (NB*)	Husky	South Korea - Hyundai Shipyard	Jun-15	Jun-20
West Rigel (NB*) **		Singapore - Jurong Shipyard
Sevan Driller *****	Petrobas	Brazil	May-10	May-16
Sevan Brasil *****	Petrobas	Brazil	Jul-12	Jul-18
Sevan Louisiana *****	LLOG	USA	Apr-14	Jan-17
Sevan Developer (NB*) *****		China - COSCO Shipyard

Drillships
West Navigator **	Shell - Centrica Enegi NUF	Norway	Jan-13	Dec-14
West Polaris	ExxonMobil	Angola	Mar-13	Mar-18
West Capella ****	ExxonMobil	Nigeria	Apr-09	Apr-17
West Gemini	Total	Angola	Oct-13	Oct-17
West Auriga	BP	USA	Oct-13	Oct-20
West Vela	BP	USA	Nov-13	Nov-20
West Tellus	Chevron	Liberia	Jan-14	Jul-14

West Neptune (NB*)	LLOG	South Korea - Samsung Shipyard / USA	Oct-14	Oct-17
West Saturn (NB*)		South Korea - Samsung Shipyard
West Jupiter (NB*)		South Korea - Samsung Shipyard
West Carina (NB*)		South Korea - Samsung Shipyard
West Aquila (NB*)		South Korea - DSME Shipyard
West Libra (NB*)		South Korea - DSME Shipyard
West Draco (NB*)		South Korea - Samsung Shipyard
West Dorado (NB*)		South Korea - Samsung Shipyard

HE Jack-up rigs
West Epsilon **	Statoil	Norway	Dec-10	Dec-16
West Elara **	Statoil	Norway	Mar-12	Mar-17
West Linus **	ConocoPhillips	Singapore - Jurong Shipyard / Norway	May-14	May-19

BE Jack-up rigs
West Defender	PEMEX	In Transit, Mexico	Apr-14	Apr-20
West Resolute	KJO	Saudi Arabia, Kuwait	Oct-12	Oct-15
West Prospero	Vietsovpetro	Vietnam	Jul-13	Mar-14
West Courageous	Hess, PEMEX	Malaysia, Mexico	Feb-13	May-21
West Triton	KJO	Saudi Arabia, Kuwait	Aug-12	Aug-15
West Vigilant	Talisman	Malaysia	Nov-13	Nov-14
West Intrepid	PEMEX	In Transit, Mexico	Mar-14	Oct-20
West Ariel	Vietsovpetro	Vietnam	Jul-13	Mar-14
West Cressida	PTTEP	Thailand	Nov-10	Aug-14
West Freedom	Repsol, Cardon IV	Trinidad & Tobago, Venezuela	Feb-14	Dec-16
West Callisto	Saudi Aramco	Saudi Arabia	Nov-12	Nov-15
West Leda	ExxonMobil	Malaysia	Oct-13	Mar-15
West Mischief	ENI	Republic of Congo	Dec-12	Dec-14
AOD-1 ***	Saudi Aramco	Saudia Arabia	May-13	May-16
AOD-2 ***	Saudi Aramco	Saudia Arabia	Jul-13	Jun-16
AOD-3 ***	Saudi Aramco	Saudia Arabia	Oct-13	Oct-16
West Tucana	PVEP	Vietnam	Sep-13	Oct-14
West Telesto	Premier	Vietnam	Dec-13	Sep-14
West Castor	Shell	Brunei	Dec-13	May-16
West Oberon	PEMEX	In Transit, Mexico	Mar-14	Mar-20
West Titania (NB*)		China - Dalian Shipyard
West Titan (NB*)		China - Dalian Shipyard
West Proteus (NB*)		China - Dalian Shipyard
West Rhea (NB*)		China - Dalian Shipyard
West Tethys (NB*)		China - Dalian Shipyard
West Hyperion (NB*)		China - Dalian Shipyard
West Umbriel (NB*)		China - Dalian Shipyard
West Dione (NB*)		China - Dalian Shipyard
West Mimas (NB*)		China - Dalian Shipyard

Tender rigs
T15 ****	Chevron	Thailand	Jul-13	Jul-18
T16 ****	Chevron	Thailand	Aug-13	Aug-18
West Vencedor ****	Cabina Gulf Oil Company / Chevron	Angola	Mar-10	Mar-15

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary North Atlantic Drilling in which we own 70 percent of the outstanding shares.
***	Owned by Asia Offshore Drilling in which we own 66 percent of the outstanding shares.
****	Owned by Seadrill Partners in which we own 62.4 percent of the outstanding shares.
*****	Owned by Sevan Drilling in which we control 50.11 percent of the outstanding shares.

Operations in associated companies

Archer Limited ("Archer")
Archer is an international oilfield service company specializing in drilling and well services listed on the Oslo Stock Exchange. We currently own 231,053,239 shares in Archer, which represents a gross value of US$279 million based on the closing share price of NOK7.30 on February 24, 2014.  On February 21, Archer announced an impairment charge to goodwill and other long lived assets of US$430 million.  Based on Seadrill's ownership of ~40%, Seadrill will reduce the book value of its investment in Archer to reflect this write down.  Archer is estimated to contribute a loss of US$185 million to our fourth quarter net income.  Archer is reported as part of investment in associated companies under other financial items.  Following the write down of goodwill and other long lived assets, the book value of Seadrill's investment in Archer is US$8 million.  Seadrill is disappointed with the overall performance of Archer but feels that the new management team under CEO David King is taking action in order reduce the cost base and make operations more efficient, thereby better positioning the company for a continued weak market and for a possible cyclical recovery.  For more information on Archer please see their quarterly report which will be reported on February 28, 2014.

For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on the Oslo Stock Exchange. Sevan Drilling owns and operates three ultra-deepwater rigs of the cylindrical Sevan design in Brazil and the US GoM and has one additional rig of similar design under construction. Delivery of the final newbuild is scheduled for the fourth quarter 2014.

In July 2013 we increased our ownership interests from 29.9% to 50.1% and subsequently launched a tender offer for the remaining shares.  Upon expiration of the tender offer on August 22, 2013 Seadrill's stake in Sevan was 50.11%, representing a gross value of US$220 million based on the closing share price of NOK4.45 on February 24, 2014.  We have consolidated Sevan's results since July 2, 2013.

For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")
SapuraKencana is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange.

As of April 30, Seadrill had sold all tender rigs apart from the West Vencedor, T-15 and T-16 to SapuraKencana.  Seadrill's 12% stake in SapuraKencana will continue to be included in other marketable securities, both long and short term (please refer to Note 7 for additional detail).  Today, Seadrill is the second largest equity holder in SapuraKencana.

Based on the closing share price of MYR4.40 on February 24, 2014 the total value of our shares is US$966 million.  We continue to invest in our Brazilian joint project in support of its PLSV newbuild program, continue to manage and supervise the current tender rigs under construction, manage three tender rigs outside of Asia, and provide management administration and support services.

Seadrill, as an equity investor, will continue to support SapuraKencana's strategy of growing its' broad offshore service portfolio.  We believe in SapuraKencana's strong position in the Asian market and see significant international growth opportunities for the company.  SapuraKencana's position as an integrated service provider and upstream leaseholder creates a competitive advantage in the region.  Having acquired Seadrill's tender rig assets, SapuraKencana is in an ideal position to serve field developments in particular.  SapuraKencana acquired several upstream assets from Newfield Exploration for US$898 million. These assets have a current production rate of 23 thousand barrels per day with significant upside linked to a large undeveloped reserve base.  This portfolio may create interesting work opportunities for both SapuraKencana and Seadrill.  We are very pleased with the way the partnership with SapuraKencana has developed and the value which has been created.  We look forward to continued long term collaboration with one of our closest business partners.

Newbuilding program

Since our last quarterly report in November 2013, we have taken delivery of one high specification, harsh environment jack-up unit, the West Linus.  In 2013 we took delivery of a total of 13 newbuilds and currently have 20 rigs under construction.

In total, 3 out of the 20 rigs under construction have already secured long-term contracts upon delivery. Total remaining yard installments for our newbuilds are approximately US$6.3 billion and US$1.5 billion has been paid to the yards in pre-delivery installments.  With 20 newbuilds still to be delivered Seadrill is well positioned for future growth.  Seadrill, as a responsible market leader, will refrain for the time being from ordering more deepwater rigs until a clearer direction can be seen in the market.

New contracts and contract extensions

Since we reported our second quarter earnings on November 25, 2013, we have entered into the following contracts and contract extensions.

In November 2013, Subsequent to receiving partner approvals for an 18 month extension on the West Aquarius, the extension was executed, thereby extending operations through April 2017.  The total revenue potential for the extension is estimated to be approximately US$337 million.

In February, subsequent to the signing of a Heads of Agreement with Pemex in November 2013, Seadrill executed contracts for 4 out of the 5 jack-ups covered by the Heads of Agreement.  The West Oberon, West Intrepid, West Defender, and West Courageous are now contracted for a firm term of 6 years each.  The West Titania, formerly named Prospector 3, is in the process for approval which is expected to take place during the second quarter 2014.  Total revenue potential for the 5 rigs is in excess of US$1.8 billion.  In conjunction with the execution of the initial contracts, Seadrill has formed SeaMex Ltd. (SeaMex), a 50/50 Joint Venture with Fintech Advisory Inc.  SeaMex will own and manage the jack-up units as well as develop and pursue further opportunities in the region.  With the establishment of SeaMex, we now have a strong local presence and an entity that will provide a more efficient and cost effective operation with better access to a skilled local workforce.

Total order backlog as of February 24 is US$20.2 billion.  Seadrill is currently in advanced negotiations for attractive medium to  long term contracts for the West Jupiter and West Saturn.  Based on the progress thus far we expect that the two rigs will commence contracts immediately after delivery from the yard.  There is however no assurance that final conclusion of these contracts can be achieved.  In addition, the Company is in discussions with several other parties with respect to new contracts for jack-ups and floaters.  This includes discussions with Petrobras regarding extensions to the current two deepwater charters expiring in 2015.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Market development

The short term outlook for floaters is influenced by the low activity level caused by reduced growth in the capex from the major oil companies.  In this regard, 2014 and 2015 may show slower growth in activity levels than earlier anticipated.  The oil price has remained firm and in recent weeks has shown a stronger trend.  The primary challenge for oil companies is the negative real cash flow situation they are currently encountering.  Due to increasing depletion rates, more capex needs to be spent in order to maintain production levels.  Combined with a relatively high dividend payout and increasing development cost to bring new production on stream, oil companies have limited opportunities to fund exploration activities.  We have encountered numerous instances of oil majors reducing spending, especially in exploration and in certain high cost areas of production such as onshore North America.  As budgets are re-allocated, the entire spending complex tends to slow down.  In turn, demand for offshore drilling assets is being pushed into 2015-2016.

The Board is of the opinion that this trend will lower oil production in the years to come.  Together with the generally tight supply demand balance and political uncertainties in several oil producing countries, another upward movement in oil price may occur.  The funding of the approximately 10 million barrels per day growth in global production level from 2003 to 2013 was to a large extent financed by an oil price that moved from US$30 to US$110 per barrel.  This created additional cash flow to reach current production levels.  It is likely that the next production increase will be dependent on another upward movement in oil price.  Alternatively, oil companies will have to accelerate the time between discovery and production, thereby materially increasing the NPV of development projects and improving their cash flow situation.

As a result of the pause in upstream spending we have observed a decline in the overall number of fixtures, lead times and contract duration.  We also expect to see a number of sublets adding to near term available supply.  However, we are presently seeing a slight increase in inquiries for 2015 availability.  Given the amount of work required to retain licenses that expire in 2015, this has been expected.  A total of 17 uncontracted ultra-deepwater floater units will be delivered from the yards in 2015 and 2016.  This is significantly lower than 2011 for instance when all together 28 units were delivered.  Based on the current contracting activity level it should be expected that this capacity can be absorbed in the market without leading to significant downtime for any ultra-deepwater capacity.  An increase in oil companies' activity level in 2015 is likely to push rates higher.

Seadrill has managed to limit its exposure to the 2014 contracting environment for floaters.  Out of a total of 280 months of  availability we will have, based on successful negotiations on the West Jupiter and the West Saturn contract, only 5 months open, resulting in a coverage of 98%.  For 2015 coverage is approximately 72%.  Looking at the market as a whole, the acute challenges lie with fourth and fifth generation assets.  The oil companies' new requirements after Macondo and the focus on increased water depth areas has significantly limited the use of older equipment.  The owners will face the choice of investing several hundred million dollars into twenty or thirty year old assets in order to try to meet the new demands or simply just lay up the unit.  It has been shown from the prior cycles that such upgrades carried out by several of our competitors has had a materially lower return than Seadrill's focus on building a modern high specification fleet.  Therefore, expectations for additional older assets to be stacked remain.  Pricing may slip as utilization declines and operators of these asset classes will face a difficult environment for the foreseeable future.

Ultra-deepwater floaters (>7,500 ft water)
Current production in ultra-deepwater regions is a mere 1 million barrels per day.  There are approximately 130 rigs which can serve this market today.  It is expected that by 2020 production in these regions will approach 5 million barrels.  The approximate 30% CAGR represents one of the strongest production growth profiles globally.  Although the current market for ultra-deepwater floaters is at lower activity levels than 2012, we are confident that significant new rig capacity will need to be employed to explore and develop these reserves.

Customers continue to focus their bidding activity on units that can provide dual BOP's, increased deck space and high variable deck load capacity.  The number of 2014 units available which are not under specific discussions has been reduced from 7 to 5 over the course of the fourth quarter.  For 2015, there are 14 units available.  These units are well positioned vs. approximately 20 5th generation assets available over the same time period.

Activity in Africa is an important driver in the global demand for ultra-deepwater units.  Although the approval process can often result in delays to fixture announcements, activity in the region is strong.

In Brazil, we gained clarity on Petrobras' tendering strategy throughout 2013; allowing older units to leave the region and focusing their efforts on high-grading their fleet.  Seadrill is well positioned for future tenders in the region.

The US GoM continues to be a strong driver of activity as normal contracting activity returns following the Macondo incident in 2010, especially for development projects.  We are increasingly receiving proposals for 6th generation units only.  We have substantially increased our US presence with two new drillships entering the region.  Additionally, we will accept the Sevan Louisiana in the coming weeks and our Americas division will run the first phase Mexico Jack-up business.

Mexico presents a particularly interesting opportunity for future work in the ultra-deepwater.  Legislation is moving forward at an impressive pace and we expect the opening up of projects to potentially impact 2015 demand.  Seadrill has operated the West Pegasus in Mexico for the last 2.5 years and has developed a solid operational track record and good working relationship with our customer, Pemex.  As capital from major oil companies enters the country, demand for rigs is sure to follow.

Premium jack-up rigs (>350 ft water)
The market for high specification jack-up units is a distinct bright spot in the market today.  Operators have come to appreciate the increased recovery factors that new assets can provide.  Coupled with the lack of building activity over the last decades there is a severe shortage of capable rigs.  Seadrill's execution of a landmark contract with Pemex in Mexico is prime example of the type of activity we are currently seeing.  The rigs coming into the global jack-up fleet have robust prospects and we expect this market to be sold out for 2014 and 2015.  This might cause an uplift in dayrates and also longer term contracts as evidenced by recent developments in Brunei, Saudi Arabia and Mexico.

The premium (350 feet in water depth and built post 2005) fleet continues to operate at greater than 95% utilization rates for the 5th successive quarter. The demand gap continues to grow as evidenced by the increase in number of open tenders, upward pressure on dayrates and increased contract durations worldwide. On the supply side, the pace of retirements continues to accelerate with more than 30 rigs leaving the market over the past two years, well in excess of the number scrapped in the prior 10 years. With approximately 60% of the global contracted fleet more than 30 years old we see a positive outlook for employment from the yard of newbuild jack-ups being built by established contractors.  There are however some long term cautions linked to the fact that the orderbook for new high specification units now amounts to 140 units or approximately 65% of the number of rigs more than 30 years old.

Asia and the Middle East continue to be the primary source of demand for high specification jack-up rigs but demand for increased capabilities in other markets such as West Africa, Australia and South America promises additional growth.  As mentioned previously, Mexico's requirements to increase production and a desire to high grade its operating fleet together with the strong demand for long term contracts in Saudi present particularly interesting opportunities.

Arctic Regions
Arctic regions are estimated to contain approximately 13% of the world's undiscovered oil and approximately 30% of undiscovered gas.  Additionally, E&P spending in the region has grown at 11% annually over the last decade and expected to increase by 8% annually through 2018.  Coupled with an aging fleet and few assets suitable to operate in the harsh environment, the fundamentals are solid.  The Arctic is expected to be one of the the highest growth regions globally in the years to come.  Seadrill has seized this opportunity and established North Atlantic Drilling as the only pure harsh environment driller.  As an independently funded entity, NADL will be able to pursue opportunities in the region without competing for growth capital within Seadrill.

The Russian Arctic is expected to hold roughly 5 times all the barrels in Norway.  NADL's rig, the West Alpha, is expected to drill the initial exploration wells in the Kara Sea this year and the Company is optimally positioned for future opportunities.  We continue strategic discussions to build our Russian business.

Corporate strategy, dividend and outlook

Growth and Investments
Seadrill has the highest percentage of its assets in premium classes amongst all drillers.  94% of our floater fleet is 6th generation ultra-deepwater and 100% of our jack-up fleet is high specification.  We seek to keep this high exposure to premium asset classes intact with our investments and strategic M&A.  This portfolio mix provides through-cycle outperformance by maintaining a higher utilization and stronger net cash flow.

In November Seadrill acquired the jack-up unit Prospector 3, re-named West Titania, from Prospector Offshore for a total purchase price of US$235 million. In addition, Seadrill will provide drilling and handling tools, spares and operations preparations resulting in a total cost for this rig, ready to drill, of approximately US$250 million.  The Prospector 3 is scheduled to be delivered from Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China during the first quarter of 2014.  The new unit is based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 35,000ft.

During the fourth quarter Seadrill invested an additional US$100 million in Seadrill Partners as part of the equity offering to finance the West Sirius and West Leo dropdowns.  Seadrill expects to continue to participate in future equity offerings based on the merits of the investment.  Seadrill continued to recognize additional proceeds of this transaction upon completion of the term loan B offering.  The offering refinanced intercompany loans and Seadrill was able to realize an additional ~US$550mm in cash proceeds.  There remains further headroom for similar transactions to unlock intercompany loans used to finance the dropdowns  of the T-15 and T-16.

The Board of Seadrill Partners has set high targets for growth and dividend distribution.  The Board of Seadrill is comfortable that such high growth can be achieved based on dropdowns from Seadrill's existing fleet and by accessing the public equity market. The increased length of jack-up contracts and high operational utilization of these assets create an additional opportunity for dropdowns which was not anticipated when Seadrill Partners was established in October 2012.

Revenue backlog
As of February 24, 2014, our orderbacklog was US$20.2 billion.  Orderbacklog for our floater fleet is US$15.5 billion, US$4.2 billion for our jack-up fleet, and US$500 million for our tender units.  Our order backlog provides clarity for future earnings as well as generates visibility for dividend capacity.

We expect to grow the backlog again based on the advanced discussions we are currently engaged in for our 2014 deliveries, the West Saturn and West Jupiter.  The average contract duration for contracted floaters is 27 months.

Most capacity has been firmed up for our jack-up fleet. We are engaged in specific discussions regarding our remaining 2014 availability and a number of 2015 deliveries.  Assuming conclusion of the Pemex contract for the West Titania. formerly Prospector 3, the average contract length for our contracted jack-up units will be 24 months.

Financial flexibility
Since our last quarterly report in November 2013 we have secured US$3.7 billion in new financing commitments.

In December we completed the refinancing of the West Eminence and West Eclipse facilities raising a total of US$900 million.  We are pleased with the margins achieved in the secured bank market and consider this to be an important part of our capital structure going forward.

In December we completed the dropdown of the West Sirius and West Leo to Seadrill Partners for a total transaction value of US$2.2 billion.  In conjunction with the transaction, Seadrill Partners raised US$465 million in equity.  Seadrill elected to participate in US$100 million of the equity offering in order to demonstrate our continuing support for Seadrill Partners and based on the attractiveness of the investment.  The total cash proceeds to Seadrill amounted to US$365 million.

We expect additional dropdowns at an accelerated pace.  Seadrill Partners provides significant financial flexibility at an attractive cost of capital and is an important part of the Seadrill Group going forward.

In February 2014 Seadrill Partners completed a US$1.8 billion Term Loan B with a US$100 million revolving credit facility.  The prior back to back loan structure with Seadrill Limited had an aggressive amortization profile that was not optimal for Seadrill Partners.  The 1% amortization profile of the new facility will maximize distributable cash flow and create additional headroom for future acquisitions.  In conjunction with this offering Seadrill Partners obtained a credit rating of BB-.  We believe that as a rated entity Seadrill Partners' access to and cost of funding will be improved, thus increasing financial flexibility.

The transaction is expected to release approximately US$550 million for Seadrill Limited by refinancing intercompany loans,  back-to-back loans, and the revolver in the public markets.

The share price of Seadrill Partners has continued its positive development since the IPO in October 2012. The share price as of February 24 is US$31.77 and values the drilling units in Seadrill Partners at a significant premium to Seadrill's current valuation.

In January we completed the NYSE IPO of North Atlantic Drilling (NADL) at US$ 9.25 per share.  NADL raised US$125 million of primary proceeds in order to further capitalize NADL's fleet.  Seadrill participated with the purchase of US$25 million in the equity offering in order to demonstrate its continued support of an important part of the Group.  In addition to the NYSE IPO, NADL also raised US$600 million in the unsecured US Bond market.  The primary use of proceeds was to repay a US$500 million 7.75% unsecured bond due in 2018 held by Seadrill Limited.  The bond priced at 6.25%, saving NADL 150 basis points relative to the previous bond.

The process of establishing NADL as an independently financed entity is now complete and NADL has the requisite financial flexibility to aggressively pursue growth opportunities in the Arctic regions.

During the remainder of the first quarter we expect to conclude discussions with Korean and Norwegian ECA's for financing our newbuilds to be delivered in 2014 and will continue discussions on ECA financing our remaining newbuild program in China and Korea.

Seadrill took delivery and financed a total of 13 newbuilds in 2013 and expects to take delivery of 7 in 2014, 11 in 2015, and 3 in 2016.  We continue to view the secured bank funding and ECA markets as best suited for our newbuild program and look opportunistically to refinance these facilities in the capital markets.

In light of the structural opportunity a rating of Seadrill Partners has given us, and the time it has taken to complete other major activities, the Board has decided not to prioritize completing the rating process of Seadrill Limited prior to March 14.  This will result in a 50 basis point step up to the coupon on the existing US bonds.  We see a rating of Seadrill as an important evolution in the Company's development, but expect that the rating will improve significantly in the coming period as Seadrill's balance sheet will be strengthened through further dropdowns, increased order backlog and a reduction in future capex.

The strength of Seadrill's credit continues to be appreciated by the bank market where we have experienced significant new lending capacity with margins being further reduced.  The level for longer term financing has been reduced from approximately 3-3.25% above Libor a year ago to a level between 2-2.25% today.  We see the banks' increased confidence as supportive to our strategy of concentrating on modern assets supported by a strong backlog from first class customers.  Significant bank capacity has been freed up in connection with the term loan B financing.  This is likely to create further attractive opportunities.

We have made significant progress in diversifying our sources of funding during 2013.  We continued to access the unsecured bond market, secured ECA funding, and MLP dropdowns.  Going forward we expect to be opportunistic in all the markets we are active in and continually look for innovative funding sources in order to improve the cost and availability of capital to Seadrill.  The Board is pleased to observe that Seadrill's financial flexibility has never been stronger.  The Board is, as stated previously, confident that the remaining newbuild program can be financed without tapping the equity market.  In the event of a temporary set back in the market, interesting M&A or asset acquisitions opportunities may materialize.

Other Significant Investments
We have investments in other listed offshore drillers and oil service companies. As of today our portfolio includes a 39.9 percent holding in Archer Limited and a 12.02 percent holding in SapuraKencana.  In addition we hold 62.4 percent in Seadrill Partners,70 percent in North Atlantic Drilling, and a 50.11 percent in Sevan Drilling.  All three companies are consolidated in Seadrill's financial statements.

At current market prices, the total net value of these investments is approximately US$4.2 billion.

The second of our six pipelay vessels, which we own in a 50/50  joint venture with Sapura Kencana, was christened and launched on February 20, 2014.  After delivery all vessels will be employed on long term charters to Petrobras. Total orderbacklog of the charter arrangement is US$2.7 billion.  The building program and the build up of the Brazilian organization is going well.  The first ship is expected to commence its contract in July this year.  The Board of Seadrill is evaluating how the shareholders in Seadrill can extract maximum long term value from this non core investment.

Quarterly Cash Dividend
The Board has in connection with the disclosure of fourth quarter results evaluated the current dividend level and prospects and has resolved to increase the regular quarterly dividend by 3 cents to US$0.98 per share. The dividend increase reflects the improvement in operational results, solid orderbacklog and strong support received from the financing markets. The Board is highly confident that the dividend is sustainable in the coming years.  As future units are introduced into the fleet operating results are likely to show strong growth.  This combined with a more efficient debt structure as achieved by the term loan B financing create opportunities for future dividend growth.

The Board, as an indicative guideline, has decided to create an additional dividend capacity fund by preserving approximately 20% of any net proceeds from MLP dropdowns.  The remaining 80% will be used for reduction of existing debt and future growth.  The target will be to return these funds to shareholders over the twelve months following release of such funds.  Seadrill is currently trading at a yield of 10.4% based on an annual future dividend of US$3.92 per share.  In the current market, the Board sees limited value in increasing the current quarterly distribution beyond US$0.98 per share.  Therefore, the Board for the time being will reserve these funds for later distribution, buyback of shares, or dividend in kind to the direct benefit the shareholders.

The ex-dividend date has been set to March 5, 2014, record date is March 7, 2014 and payment date is on or about March 20, 2014.

Outlook
The dayrate levels for ultra-deepwater assets has come down from third quarter.  Whilst producers work through the forward budgeting process the entire spending complex tends to slow down.  Oil companies suffer from limited free cash flow and claim that capex is inflated because of higher rates for offshore services.  They are trying to ease this situation by reining in spending levels.  The Board of Seadrill feels that the fundamental problem for the oil industry is that the complexity of recovering oil reserves is leading to higher costs.  Since 2005, 314 additional rigs have entered the market, representing an investment of approximately US$114 billion, and increasing the fleet by approximately 53%.  The production of oil offshore has in the same period decreased from approximately 24 million barrels per day  to 22.5 million barrels per day.  Since 2003 the number of contracted rigs in Norway has increased by 174%.  Over the same time period production has declined by 18%.  This illustrates very well the major challenge the oil companies today are dealing with.  The world needs significantly more rig capacity to recover a barrel of oil than they did only ten years ago. Over the medium to long term this trend will work in favor of drilling companies.

Seadrill's business model is to cover the fleet with contracts and thereby be more resistant to changing demand created by oil companies' capex decisions.  This model worked well through the down-cycle in 2008.  That cycle was to a large extent driven by the fact that the oil price fell from ~US$140 to ~US$40 within 6 months.  Seadrill sailed through this  cycle with limited loss of earnings due to solid contract coverage.  The consequence of a set back in the market is that ordering activities stop which again have consequences for supply 3 to 5 years later.  This was seen through the sharp upturn in rates in 2012 to 2013.  Furthermore, a reduction in capex by the oil companies is in line with what was recently presented by Statoil as likely to reduce oil production several years forward.  A situation which again gives support to the oil price.

Seadrill is confident that when a more aggressive growth in spending does return it will first be focused on areas that are well positioned on the cost curve and contain targets large enough to meaningfully add to oil companies' reserve bases.  The deep, ultra-deep, and arctic regions all have these characteristics.  The key question in the market today is what the duration of the spending slowdown may be.  Based on the fact that this pause in spending has not been caused by oil price declines gives us confidence that this is a momentary pause rather than a cyclical downturn.  Based on the number of inquiries for 2015 availability, we have some degree of visibility that the projects not funded in 2014 have been pushed to 2015.  The recent strengthening in oil price, strong oil demand, and relatively large reduction in oil storage further underpins such a view

Today, the downside risk on asset prices is significantly lower than in 2008.  Currently, yard prices are around US$200 - 250 million lower than when the market peaked in 2008.  A low newbuild price significantly reduces exposure to a decline in asset prices.

Seadrill has limited exposure to current dayrates with an estimated floater coverage in 2014 and 2015 of 96% and 66% respectively. During the last year we have materially improved our financial flexibility and reduced our remaining capex requirements through the delivery of newbuilds.  We are pleased with the progress made during 2013 and the additional flexibility the establishment of Seadrill Partners has given us.

A temporary setback in the market creates additional opportunity for us and is also likely to strengthen the market medium to long term.  Today approximately 130 ultra-deepwater rigs are able to support an ultra-deepwater production of approximately 1 million barrels.  With an ultra-deepwater orderbook of approximately 66 units, excluding Brazilian built vessels, for delivery in 2015 - 2017  is highly likely that the oil industry will not have access to enough rig capacity to meet their target of increasing ultra-deepwater oil production from 1 million to 5 million barrels before 2020.

Until oil companies adjust their capital budgets or oil price shows a strong upward trend, Seadrill will act cautiously and focus on the growth we have already secured through our existing newbuild program.

The board is pleased with the completion of the North Atlantic Drilling NYSE listing and bond issuance.  It represents the conclusion of a long process that was significantly behind our desired timing.  Although delayed, it is our belief that we protected our minority shareholders throughout the process and ultimately completed the IPO and bond offering in a challenging equity and bond market.  North Atlantic is now an independently funded entity that is poised to capitalize on one of the most attractive markets globally.

The board also recognizes the important milestone of Seadrill Partners' first follow on equity offering to finance the acquisition of two semi-submersibles, the West Sirius and West Leo.  It is an important step after achieving seasoned issuer status and is a good example of additional transactions to come.  Seadrill views equity raised by Seadrill Partners as an important source of funding going forward.  Additionally Seadrill Partners completed a US$1.8 billion term loan B financing that significantly simplified the capital structure at SDLP and freed up proceeds of roughly US$550 million for Seadrill.  Based on the success of this offering it is likely that a similar structure could be employed on existing assets already in SDLP and for future dropdowns.  The term loan B facility, compared to traditional rig financing, will increase interest cost by approximately US$30 million and at the same time reduce installments by approximately US$195 million on an annual basis.  The net effect will be an increase in free cash generation after finance of approximately US$165 million annually for the four rigs supported by this facility.

Although operations have been relatively consistent, the first quarter has presented some challenges.  These challenges are mainly linked to equipment failures.  The West Aquarius, West Capricorn, and West Pegasus have experienced a collective 50 days of downtime.  This is the primary driver of the below average utilization rates thus far in the first quarter.  Given some operational challenges and the lack of new rigs entering service we expect as of today first quarter EBITDA to be flat to slightly down from the fourth quarter.  During the second quarter we will continue our growth trajectory with the Sevan Louisiana and West Linus entering service.  For the rest of 2014 we expect to have significant uplift to our EBITDA as the West Saturn, West Jupiter, and West Neptune join the fleet of operating assets.  Thus far in the first quarter we have achieved a technical utilization of 92% for our floater units and in excess of 99% for our jack-up fleet.  We target our operational uptime to be in-line with fourth quarter performance going forward.

Following the results of Seadrill Partners' first annual general meeting on January 2, 2014, when the majority of the board members became electable by the common unitholders, Seadrill Partners will be deconsolidated from Seadrill Limited's results.

Prior to the release of first quarter numbers, the Company will give further explanation to the accounting impacts of this deconsolidation.  From an operational and managerial standpoint the relationship between Seadrill and Seadrill Partners is unchanged.  Seadrill Partners continues to leverage off of Seadrill's operational and financial capabilities.

The Company is currently evaluating options which would allow it to both reconsolidate Seadrill Partners and continue to execute the financial model that has worked so successfully for both parties to date. We expect to conclude on the viability of these options shortly and will make a public announcement when the evaluation process is approved by the Board.

The Board is pleased with the strategic position of the Company.  With top modern equipment, a strong operational record, an order book of US$20.2 billion and limited open capacity for 2014 and 2015 we see no significant reduction of our cash flow if the market is hit by a temporary setback.  Medium to long term the current reduction in capex by the oil companies is expected to lead to less production, a tighter oil market and a rig market with fewer newbuilds.  This situation will ultimately create better fundamentals for drilling companies with modern assets and solid financing structures.  The Board is of the opinion that the strong economics of deepwater development compared to development of other oil reserves will lead oil companies back to more aggressive deepwater capex spending within the next two years.  The relative attractiveness of deepwater developments has also been supported by statements from several of the major oil companies.

In the meantime, the Board is confident that distributions to shareholders can grow, and that we have resources to capitalize on M&A and individual asset purchase opportunities.  Seadrill's balance sheet will continue to improve supported by growing operating cash flow, monetization of non cash generating assets and dropdowns into Seadrill Partners.  The results for second quarter 2014 and the rest of the year are expected to show year over year growth in excess of 20%.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally .  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

February 25, 2014
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three and twelve months ended December 31,  2013 and 2012
(In US$ millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Operating revenues
Contract revenues	1,364	1,126	4,892	4,295
Reimbursable revenues	49	85	278	180
Other revenues	56	3	112	3
Total operating revenues	1,469	1,214	5,282	4,478

Gain on sale of assets	—	—	61	—

Operating expenses
Vessel and rig operating expenses	565	448	1,977	1,656
Reimbursable expenses	50	78	257	166
Depreciation and amortization	200	163	711	615
General and administrative expenses	86	84	300	250
Total operating expenses	901	773	3,245	2,687

Net operating income	568	441	2,098	1,791

Financial items and other income
Interest income	8	11	24	25
Interest expense	(134)	(91)	(445)	(340)
Share in results from associated companies	(189)	(214)	(223)	(220)
Gain/ (loss) on derivative financial instruments	2	(12)	133	3
Foreign exchange gain/ (loss)	25	(19)	52	(70)
Gain on realization of marketable securities	—	(1)	—	85
Gain on re-measurement of previously held equity interest	—	—	18	169
Other financial items	2	(9)	(5)	(6)
Gain on bargain purchase	—	—	32	—
Gain on sale of tender rig business	—	—	1,256	—
Total financial items and other income	(286)	(335)	842	(354)

Income before income taxes	282	106	2,940	1,437

Income tax expense	(1)	(108)	(154)	(232)
Net income	281	(2)	2,786	1,205

Net income attributable to the parent	231	(21)	2,653	1,108
Net income attributable to non-controlling interests	50	19	133	97

Basic earnings per share (US$)	0.49	(0.04)	5.66	2.36
Diluted earnings per share (US$)	0.49	(0.02)	5.52	2.34
Declared regular dividend per share (US$)	0.98	—	3.72	2.54
Declared extraordinary dividend per share (US$)	—	—	—	1.00

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2013 and 2012
(In US$ millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net income	281	(2)	2,786	1,205
Other comprehensive income, net of tax:
Change in unrealized gain on marketable securities	262	87	333	205
Change in unrealized gain on foreign exchange differences	6	1	6	13
Change in unrealized loss relating to pension	(3)	(24)	(7)	(25)
Change in unrealized loss on interest rate swaps in VIEs	1	3	3	20
Other comprehensive income:	266	67	335	213

Total comprehensive income for the period	547	65	3,121	1,418

Comprehensive income attributable to non-controlling interests	50	16	134	111
Comprehensive income attributable to the parent	497	49	2,987	1,307

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEET
as of December 31, 2013 and 2012
(In US$ millions)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	744	318
Restricted cash	168	184
Marketable securities	416	333
Accounts receivables, net	1,042	917
Amount due from related party	101	293
Deferred tax assets	—	—
Other current assets	363	309
Total current assets	2,834	2,354
Non-current assets
Investment in associated companies	140	509
Marketable securities long-term	666	—
Newbuildings	3,419	1,882
Drilling units	17,193	12,894
Goodwill	1,200	1,320
Restricted cash	150	218
Deferred tax assets	37	13
Equipment	49	40
Other non-current assets	612	402
Total non-current assets	23,466	17,278
Total assets	26,300	19,632
LIABILITIES AND EQUITY
Current liabilities
Short-term interest bearing debt	1,566	2,066
Trade accounts payable	90	72
Deferred tax liabilities	—	6
Short-term debt to related party	55	131
Other current liabilities	2,114	1,338
Total current liabilities	3,825	3,613
Non-current liabilities
Long-term interest bearing debt	11,900	8,695
Long-term debt due to related parties	1,415	935
Deferred tax liabilities	60	77
Other non-current liabilities	898	288
Total non-current liabilities	14,273	9,995
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 468,978,492 outstanding at December 31, 2013 (December 31, 2012, 469,178,074)	938	938
Additional paid in capital	2,641	2,332
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	528	194
Retained earnings	1,449	83
Non-controlling interest	690	521
Total equity	8,202	6,024
Total liabilities and equity	26,300	19,632

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the twelve months ended December 31, 2013 and 2012
(In US$ millions)

	Twelve Months Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net income	2,786	1,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	711	615
Amortization of deferred loan charges	43	30
Amortization of unfavorable and favorable contracts	(65)	12
Amortization of mobilization revenue	(136)	(162)
Share of results from associated companies	223	220
Share-based compensation expense	8	8
Unrealized (gain)/loss related to derivative financial instruments	(249)	6
Dividend received from associated company	15	18
Deferred income tax (benefit) / expense	(47)	25
Unrealized foreign exchange (gain)/loss on long-term interest bearing debt	(47)	6
Gain on disposal of fixed assets	(61)	—
Gain on decline in ownership interest	—	(169)
Gain on disposal of other investments	(18)	(86)
Gain recognized related to bargain purchase	(32)	—
Gain on sale of tender rig business	(1,256)	—
Changes in long-term maintenance	(190)	(133)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	226	238
Trade accounts receivable	(206)	(198)
Trade accounts payable	(29)	34
Prepaid expenses/(accrued revenue)	(45)	(64)
Other, net	65	(15)
Net cash provided by operating activities	1,696	1,590

Cash Flows from Investing Activities
Additions to newbuildings	(3,884)	(1,343)
Additions to rigs and equipment	(389)	(214)
Settlement of disputes with ship yard	—	38
Business combinations and step acquisitions, net of cash acquired	(554)	—
Sale of rigs and equipment	48	—
Proceeds from sale of tender rigs	1,958	—
Change in restricted cash	123	102
Purchase of marketable securities	—	(19)
Investment in associated companies	(151)	(153)
Disposal of associated companies	—	65
Loan granted to related parties	(125)	(75)
Repayment of loan granted to related parties	10	20
Proceeds from realization of marketable securities	—	219
Net cash used in investing activities	(2,964)	(1,360)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and twelve months ended December 31, 2013 and 2012
(In US$ millions)

	Twelve Months Ended December 31,
	2013	2012
Cash Flows from Financing Activities
Proceeds from debt	7,703	3,477
Repayments of debt	(4,919)	(2,752)
Debt fees paid	(93)	(37)
Proceeds from debt to related party	756	1,013
Repayments of debt to related party	(1,181)	(487)
Contribution from non-controlling interests	365	350
Paid to non-controlling interests	(69)	(50)
Proceeds relating to share forward contracts	453	—
Purchase of treasury shares	(39)	—
Proceeds from sale of treasury shares	5	16
Dividends paid	(1,287)	(1,925)
Net cash provided by (used by) financing activities	1,694	(395)

Net increase in cash and cash equivalents	426	(165)
Cash and cash equivalents at beginning of the year	318	483
Cash and cash equivalents at the end of period	744	318
Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(336)	(260)
Taxes paid	(109)	(179)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the twelve months ended December 31, 2013 and 2012
(In US$ millions)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2011	935	2,097	1,956	(5)	994	325	6,302
Sale of treasury shares	3	12					15
Employee stock options issued		8					8
Private placement in subsidiary		84				66	150
Establishment of non-controlling interest in Seadrill Partners LLC		134				69	203
Costs related to capital increase in subsidiary		(3)					(3)
Other comprehensive income				199		14	213
Dividend payment					(2,019)	(50)	(2,069)
Net income					1,108	97	1,205
Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024
Sale of treasury shares		6					6
Purchase of treasury shares		(39)					(39)
Employee stock options issued		7					7
Establishment of non-controlling interest in acquisitions						297	297
Issuance of common units by Seadrill Partners to public		228				137	365
Share issuances by Seadrill Partners		(102)				102	—
Sale of rigs to Seadrill Partners		209				(209)	—
Other comprehensive income				334		1	335
Dividend payments					(1,287)	(69)	(1,356)
Dividend to non-controlling interests in VIEs						(223)	(223)
Net income					2,653	133	2,786
Balance at December 31, 2013	938	2,641	1,956	528	1,449	690	8,202

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of December 31, 2013 we owned and operated 45 offshore drilling units and had 24 units under construction. Our fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2012. The year-end condensed balance sheet data that was derived from our audited 2012 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2012 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  The effect of this to our interim consolidated financial statements is included in Note 18.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have an material effect on our interim consolidated financial statements.

Note 3 – Segment information

Operating segments

The company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Floaters	981	700	3,410	2,751
Jack-up rigs	331	233	1,132	821
Tender rigs	52	193	350	723
Total	1,364	1,126	4,892	4,295

Depreciation and amortization

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Floaters	150	110	531	412
Jack-up rigs	46	38	163	146
Tender rigs	4	15	17	57
Total	200	163	711	615

Net Operating income - Net Income

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Floaters	431	304	1,472	1,250
Jack-up rigs	110	52	450	225
Tender rigs	27	85	176	316
Net operating income	568	441	2,098	1,791
Unallocated items:
Total financial items and other income	(286)	(335)	842	(354)
Income taxes	(1)	(108)	(154)	(232)
Net Income	281	(2)	2,786	1,205

Total Assets

(In US$ millions)	As of December 31, 2013	As of December 31, 2012
Floaters	19,695	13,725
Jack-up rigs	5,986	4,210
Tender rigs	578	1,697
Total	26,259	19,632

Goodwill

(In US$ millions)	As of December 31, 2013	As of December 31, 2012
Floaters	890	890
Jack-up rigs	281	281
Tender rigs	29	149
Total	1,200	1,320

Total liabilities

(In US$ millions)	As of December 31, 2013	As of December 31, 2012
Floaters	13,574	9,514
Jack-up rigs	4,126	2,918
Tender rigs	399	1,176
Total	18,099	13,608

 Capital expenditures – Newbuildings and Drilling units

(In US$ millions)	Twelve Months Ended December 31,
	2013	2012
Floaters	3,178	1,342
Jack-up rigs	1,371	150
Tender rigs	150	198
Total	4,699	1,690

Note 4 – Gain / (loss) on derivative financial instruments

The year to date gain of US$133 million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):

On June 4, 2013, we settled a TRS agreement for 2,000,000 Seadrill Limited shares at a price of NOK 213.17. We subsequently entered into a new TRS agreement with exposure to 2,000,000 Seadrill Limited shares with an expiry date of September 4, 2013, and reference price of NOK 241.88 per share.

On August 28, 2013, we repurchased 300,000 of Seadrill Limited shares at an average price of NOK 273.50 per share, and at the same time our outstanding TRS agreement was reduced from 2,000,000 to 1,700,000 shares.

On September 4, 2013, we settled the TRS agreement for 1,700,000 Seadrill Limited shares at a price of NOK 241.88. We subsequently entered into a new TRS agreement with exposure to 1,700,000 Seadrill Limited shares with an expiry date of December 4, 2013, and reference price of NOK 291.28 per share.

On November 19, we repurchased 300,000 of Seadrill Limited shares at an average price of NOK 279.60 per share, and at the same time our outstanding TRS agreement was reduced from 1,700,000 to 1,400,000 shares.

On December 4, 2013, we settled the TRS agreement for 1,400,000 Seadrill Limited shares at a price of NOK 291.28 per share. We subsequently entered into a new TRS agreement with exposure to 1,400,000 Seadrill Limited shares with an expiry date of February 4, 2014, and reference price of NOK 255.38 per share.

The total realized and unrealized gains and losses related to the TRS agreements amounted to a loss of (US$6) million and a gain of US$19 million for the three months and twelve months ended December 31, 2013 (US$(3) million loss and US$7 million gain for the three months and twelve months ended December 31, 2012).

Interest-rate swap agreements, cross currency swaps, and forward exchange contracts:

Total realized and unrealized gains and losses on interest-rate swap agreements, cross currency swaps, and forward exchange contracts not qualified for hedge accounting, amounted to a gain of US$14 million and a gain of US$84 million for the three months and twelve months ended December 31, 2013 (US$8 million loss and US$81 million loss the three months and twelve months ended December 31, 2012).

Other derivative instruments:

Total realized and unrealized gains and losses on other derivative instruments amounted to a loss of US$6 million and a gain of US$30 million for the three months and twelve months ended December 31, 2013 (US$17 million loss and US$77 million gain for the three months and twelve months ended December 31, 2012).

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Current tax expense:
Bermuda	—	—	—	—
Foreign	15	57	200	167
Deferred tax expense:
Bermuda	—	—	—	—
Foreign	(14)	49	(50)	58
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	2	4	7
Total tax expense	1	108	154	232
Effective tax rate	0.4%	101.9%	5.2%	16.1%

The effective tax rate for the three months and twelve months ended December 31, 2013 is 0.4% and 5.2% respectively.  The three and twelve months ended December 31, 2013 income tax expense includes a net benefit of $23 million and $7 million respectively for changes related to uncertain tax positions.  Excluding the gain on sale of tender rigs the effective tax rate for the twelve months ended December 31, 2013 is 9.1%.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three and twelve months ended December 31, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Income taxes at statutory rate	—	—	—	—
Effect of transfers to new tax jurisdictions	—	2	4	7
Effect of taxable income in various countries	1	106	150	225
Total	1	108	154	232

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:

(In US$ millions)	December 31, 2013	December 31, 2012
Pension	12	8
Provisions	8	3
Property, plant and equipment	—	—
Net operating losses carried forward	130	—
Other	2	2
Gross deferred tax asset	152	13
Valuation allowance	(115)	—
Net deferred tax asset	37	13

Deferred Tax Liability:

(In US$ millions)	December 31, 2013	December 31, 2012
Property, plant and equipment	60	5
Gain from sale of fixed assets	—	23
Foreign exchange	—	54
Other	—	1
Gross deferred tax liability	60	83
Net deferred tax liability	(23)	(70)

Net deferred taxes are classified as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
Short-term deferred tax asset	—	—
Long-term deferred tax asset	37	13
Short-term deferred tax liability	—	(6)
Long-term deferred tax liability	(60)	(77)
Net deferred tax liability	(23)	(70)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Uncertain Tax Positions

Certain of our Norwegian subsidiaries are party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the related tax treatment.  This dispute was previously set to be heard in the Oslo District Court on October 14, 2013.  The court date has been postponed and is now set to be heard in May 2014.

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net income available to stockholders	231	(21)	2,653	1,108
Effect of dilution	10	9	38	37
Diluted net income available to stockholders	241	(12)	2,691	1,145

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	469	469	469	469
Diluted earnings per share:
Weighted average number of common shares outstanding	469	469	469	469
Effect of dilutive share options	1	1	1	1
Effect of dilutive convertible bonds	22	20	22	20
	492	490	492	490

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") and 12.02% of SapuraKencana Petroleum Bhd ("SapuraKencana").

On April 30, 2013, as part of the consideration for the sale of certain tender rigs to SapuraKencana, we received 400.8 million shares in SapuraKencana, increasing our shareholding from 6.38% to 12.02%. Refer to Note 10.

On September 18, 2013, we entered into a financing arrangement whereby a proportion of our holding of SapuraKencana shares have been pledged as security for the contractual period which extends beyond the next 12 months. Accordingly, these pledged shares  have been reclassified as long term marketable securities in the balance sheet. Refer to Note 18.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	SapuraKencana	Total
Historic cost at December 31, 2012	4	124	128
Fair Market value adjustments recognized in the statement of other comprehensive income for the year ended December 31, 2012	—	205	205
Net book value at December 31, 2012	4	329	333
Marketable securities short-term	4	329	333
Marketable securities long-term	—	—	—

Market value of shares acquired on disposal of tender rig division	—	416	416
Fair market value adjustments recognized in the statement of other comprehensive income	—	333	333
Net book value at December 31, 2013	4	1,078	1,082
Marketable securities short-term	4	412	416
Marketable securities long-term	—	666	666

Note 8 – Associated companies

Sevan Drilling ASA

On January 30, 2013, we sold 96,000,000 shares of Sevan Drilling and entered into a forward share purchase agreement with exposure to the same number of shares. The shares were sold at NOK 3.95 per share. The forward agreement ran until May 6, 2013 and had a strike price of NOK 3.9815. On April 30, 2013, this forward agreement for 96,000,000 shares was rolled to August 9, 2013, with a new forward price of NOK 4.0204. On August 6, 2013, this forward agreement for 96,000,000 shares was rolled to November 11, 2013, with a new forward price of NOK 4.0537.

On February 7, 2013, we were allocated and subscribed for 81,828,500 shares in Sevan at a subscription price of NOK 3.95 as part of private placement. Subsequently, we sold these shares and entered into a forward share purchase agreement with exposure to the same number of shares. The forward agreement ran until May 6, 2013 and had a strike price of NOK 3.9851 per share. On May 6, 2013, this forward agreement for 81,828,500 shares was rolled to August 6, 2013, with a new forward price of NOK 4.0117. On August 6, 2013, this forward agreement for 81,828,500 shares was rolled to November 11, 2013, with a new forward price of NOK 4.0428.

On June 26 and 27, 2013 we entered into agreements with a commercial bank to acquire a total of 120,065,464 shares in Sevan at an average price of NOK 3.9311 for 20.2% of Sevan Drilling's outstanding shares. As of June 30, 2013, we had a commitment to pay US$78 million that was settled on July 2, 2013 in accordance with the agreement. On August 28, 2013 we sold our holding of 120,065,464 shares to DNB at a price of NOK 3.95 per share and simultaneously we entered into a forward agreement with DNB to purchase 120,065,464 shares at a strike price of NOK 3.9737 on November 6, 2013.

In accordance with US GAAP we obtained a controlling financial interest in Sevan Drilling as of July 2, 2013 and therefore we consolidated the results of Sevan Drilling into our financial statements prospectively with effect from July 2, 2013. Accordingly,  Sevan Drilling was  derecognized from associated companies from that date. Refer to Note 9 – Business Acquisitions.

On November 6, 2013 we rolled the all our above mentioned forwards subsequent to the prior agreements' expiration. We have entered into a forward agreement for 216,065,464 Sevan shares expiring February 6, 2014 with a strike price of NOK 4.04 and a forward agreement for 81,828,500 Sevan shares expiring February 6, 2014 with a strike price of NOK 4.07.

On February 7, 2014, after the period end, the forward agreement for 216,065,464 shares was rolled to May 6, 2014, with a new forward price of NOK 4.0716, and the forward agreement for 81,828,500 shares was also rolled to May 6, 2014, with a new forward price of NOK 4.1022.

As of December 31, 2013 Seadrill controls 297,941,358 shares of Sevan, either through direct ownership or forward agreements, representing 50.11% of all issued shares of Sevan.

Archer Limited

On February 8, 2013, we were allocated 82,003,000 shares in the private placement of Archer Limited ("Archer"), amounting to a value of US$98.4 million. In addition, as consideration for acting as an underwriter to the placement, we received another 2,811,793 shares, amounting to a value of US$3.4 million.  As of December 31, 2013 we held 39.9% of the outstanding shares of Archer.

During the three months ended December 31, 2013, Archer recognized a higher net loss as a result of a non-cash impairment charge of the goodwill and other long lived assets,  and therefore our share of Archer's net loss is US$185 million.  After reflecting our share Archer's fourth quarter net loss, the book value of our investment in Archer is $US8 million at December 31, 2013.

Varia Perdana and Tioman Drilling

Varia Perdana Sdn Bhd. ("Varia Perdana") and Tioman Drilling Company Sdn Bhd ("Tioman Drilling") are companies incorporated in Malaysia, which own and operate a fleet of five tender rigs. The companies were 49% owned by Seadrill, and 51% owned by SapuraCrest Bhd (a subsidiary of SapuraKencana). Our holdings in these companies were disposed on April 30, 2013, through SapuraKencana's acquisition of our tender rig business. Refer to Note 10.

Note 9 – Business Acquisitions

Acquisition of Songa Eclipse

On November 15, 2012 a subsidiary of Seadrill Ltd entered into an agreement with Songa Eclipse Ltd to acquire the ultra-deepwater semi-submersible drilling rig, "Songa Eclipse" for cash consideration of US$590 million. The cash consideration also included the acquisition of the drilling contract with Total Offshore Angola that is fixed and ending in December 2013 with three one year options to extend the contract. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the ultra-deepwater market. A prepayment of US$59 million was made before the end of 2012 and the physical delivery and final payment took place on January 3, 2013 which is considered to be the acquisition date. This purchase is considered to constitute a business combination for accounting purposes. The fair value of the net assets acquired have been determined using independent broker valuations and estimated market prices for similar contracts. The unfavorable contract acquired is amortized over the estimated length of the contract, including extension periods, and is presented in the Statement of Operations within other revenues. Subsequent to the acquisition, the drilling rig has been renamed the West Eclipse.

The preliminary fair values of net assets acquired were as follows:

(In US$ millions)	January 3, 2013

Fair value of net assets acquired:
Drilling units	698
Unfavorable contract – Other current liabilities	(27)
Unfavorable contract – Other non-current liabilities	(81)
Net assets acquired	590

Fair value of consideration	590

In the Consolidated Statement of Operations $194 million of  West Eclipse revenue and a net income of $42 million have been included since the acquisition date up until December 31, 2013.

Consolidation of Asia Offshore Drilling Ltd

On March 25, 2013, we and the other major shareholder in AOD, Mermaid Maritime Plc, signed a shareholder resolution that changed the board composition in favor of the Company. Based on this change as of March 25, 2013 we control the Board and own 66.18% of the outstanding shares. As a result of obtaining control we consolidated the results and financial position of AOD. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the high specification jack-up market. The acquisition is considered to constitute a business combination achieved in stages for accounting purposes. The estimated fair values of the net assets acquired have been determined based on independent broker valuations for drilling rigs and newbuilds and estimated remaining contractual payments for newbuilds under construction. The estimated fair value of the non-controlling interest has been determined based on the quoted share price for AOD at the time of the acquisition.

The preliminary fair values of net assets acquired, the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

(In US$ millions)	March 25, 2013

Cash and cash equivalents	1
Current assets	1
Drilling units	633
Non-current assets	633
Construction obligation	(316)
Other current liabilities	(8)
Current liabilities	(324)
Non-current liabilities	—
Net assets acquired	310
Net book value of equity investment	185
Fair value of previously held equity investment	195
Gain on re-measurement of previously held equity investment	10

Fair value of establishment of non-controlling interest	100

Bargain purchase
Fair value of establishment of non-controlling interest	100
Fair value of previously held equity investment	195
Total	295

Net assets acquired	310
Gain on bargain purchase	15

In the Consolidated Statement of Operations $75 million of Asia Offshore Drilling revenue and a net income of $37 million have been included since the acquisition date up until December 31, 2013.

Consolidation of Sevan Drilling

On June 26 and 27, 2013 we entered into arrangements to purchase an additional 120,065,464 shares in Sevan Drilling ASA ("Sevan")  at an average price of NOK 3.9311, a total of US$78 million. This transaction was settled on July 2, 2013. This acquisition allows us to expand our fleet of deepwater units. Following these additional share acquisitions we obtained control of 50.1% of the total outstanding shares of Sevan through direct ownership and our forward share purchase agreements which result in a controlling financial interest. As a result of obtaining a controlling financial interest, we have consolidated the results and financial position of Sevan from July 2, 2013 which has been determined to be the acquisition date. The acquisition is considered to constitute a business combination achieved in stages.

The estimated fair values of the net assets acquired have been determined based on independent broker valuations for drilling rigs and newbuildings and estimated remaining contractual payments for newbuildings under construction. The fair value of the unfavorable contracts are estimated by the same independent brokers by applying the income approach using estimated market rates and a assumed weighted average cost of capital (WACC). The unfavorable contracts for Sevan Driller and Sevan Brasil are amortized over the remaining contract periods with approximately US$20 million per quarter in total. The unfavourable contract for Sevan Louisiana will start amortizing when the contract commences with approximately US$1 million per quarter for the fixed contract period.

The fair value of the non-controlling interest has been determined based on the quoted share price for Sevan at the time of the acquisition. Seadrill recognized a gain of $8 million as a result of measuring at fair value its 29.9% equity interest in Sevan Drilling held before the business combination. The gain is reported as a separate line "Gain on re-measurement of previously held equity interest" in the Consolidated Statement of Operations.

The fair value of trade and other receivables is $49 million and includes trade receivables with a fair value of  $24 million. This amount is also the gross contractual amount for trade receivables.

All other assets and liabilities book values have been estimated to equal fair values at the date of acquisition.

Seadrill recognized a bargain purchase gain of $17 million as a results of the acquisition. The gain is reported as a separate line "Gain on bargain purchase" in the Consolidated Statement of Operations. The bargain purchase gain is mainly a result of the fact that the market capitalization of Sevan Drilling was lower than the net assets at the time of the acquisition.

In the Consolidated Statement of Operations $169 million of Sevan Drilling revenue and a net income of $31 million have been included since the acquisition date up until December 31, 2013.

The preliminary fair values of net assets acquired including the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

(In US$ millions)	July 2, 2013

Cash and cash equivalents	54
Restricted cash	63
Trade and other receivables	49
Current assets	166
Drilling units	1,246
Newbuildings	1,227
Deferred income tax asset	76
Valuation allowance income tax asset	(76)
Other non-current assets	1
Non-current assets	2,474
Total assets	2,640

Current portion of long-term debt	(112)
Trade and other payables	(115)
Construction obligation	(923)
Unfavorable contracts	(79)
Other current liabilities	(26)
Current liabilities	(1,255)
Long-term interest bearing debt	(703)
Unfavorable contracts	(257)
Other non-current liabilities	(16)
Non-current liabilities	(976)
Total liabilities	(2,231)
Net assets acquired	409

Net book value of equity investment	109
Fair value of previously held equity investment	117
Gain on re-measurement of previously held equity investment	8

Fair value of establishment of non-controlling interest	197

Bargain purchase
Fair value of consideration transferred	78
Fair value of establishment of non-controlling interest	197
Fair value of previously held equity investment	117
Total	392

Net assets acquired	409
Gain on bargain purchase	17

As a result of our increased ownership interests in Sevan during the quarter, we were required to make a mandatory offer in accordance with the Oslo Stock Exchange rules for the remaining outstanding shares in Sevan for NOK 3.95.  This is mandatory offer period expired on August 23, 2013. We obtained an additional 47,394 shares, bringing our total interest in Sevan to 297,941,358 shares, or 50.11% of the total outstanding shares.

Note 10 – Disposal of Tender rigs

As of March 31, 2013 the assets and liabilities associated with the tender rig business disposed to SapuraKencana were classified as held for sale in our interim financial statements.

On April 30, 2013 we completed the sale of the entities which owned and operated the following tender rigs: T-4, T-7, T-11, T-12, West Alliance, West Berani, West Jaya, West Menang, West Pelaut, West Setia, and the newbuilds T-17, T-18, and West Esperanza. In addition our 49% ownership in Varia Perdana and Tioman Drilling was sold as part of this transaction, which included the following rigs: T-3, T-6, T-9, T-10, and the Teknik Berkat. This is collectively referred to as the "tender rig businesses".

The agreed upon price was for an enterprise value of  US$2.9 billion. The enterprise value price  is comprised of US$1.2 billion in cash, US$416 million in new shares in SapuraKencana (at MYR3.18 per share), US$760 million related to all the debt in the tender rigs business, future estimated non recognized capital commitments of US$320 million and deferred consideration of US$187 million.  The deferred consideration consists of non-contingent consideration of US$145 million payable in three years and contingent consideration of US$42 million depending on certain specified future performance conditions.   Total consideration of $2.5 billion received was the estimated enterprise value reduced by the future non recognized estimated capital commitments, an EBITDA contribution of approximately US$75 million and an adjustment for working capital balances and other miscellaneous items. The fair values recognized for the deferred consideration  are US$135 million and US$nil for the non-contingent and contingent consideration respectively. The total recognized gain on this transaction was US$1.3 billion, which has been presented in our Consolidated Statement of Operations, under "Gain on disposal of tender rig business".

In conjunction with the sale agreement, Seadrill entered into an arrangement to continue to manage and supervise at Seadrill's risk, the construction of three tender rig newbuilds; T-17, T-18, and West Esperanza.  Under this arrangement Seadrill will incur and be reimbursed for all associated costs in accordance within an agreed upon budget to  complete the construction of these rigs, except for the yard installment payments, which are paid by SapuraKencana.  These rigs will be delivered in 2013 and 2014.  Seadrill will also provide operational management, administration and support services for the three tender rigs: West Jaya, West Setia, and West Esperanza which are located outside of Asia until the client contract expiry date.  Seadrill will be reimbursed for all costs and expenses incurred and earn an agreed upon margin for these rig management services.  Additionally,  Seadrill will provide transition and separation services for certain administrative and IT functions for the tender rig business for a period of one year following the sale in which costs and expenses are reimbursed in addition to earning an agreed upon margin.  While we have retained the ownership of the tender rigs T-15 and T-16, also as part of the sale agreement, SapuraKencana have been responsible for the operational management, administration and support services for the tender rig T-15 and T-16 effective from November 1, 2013 subject to similar terms for the rigs we will continue to manage as noted above.

After this transaction, Seadrill has ownership of 720,329,691 shares in SapuraKencana, a holding of 12.02%, representing a gross value of $1,078 million based on the closing share price of RM4.90 on December 31, 2013. This is currently held as a Marketable Security on the Balance Sheet, refer to Note 7. Additionally as a result of the sale transaction, Seadrill obtained board representation for SapuraKencana.

We have determined that we have significant continuing involvement in the ongoing tender rig business with SapuraKencana  and therefore, we have concluded that the results of the tender rig business sold should not be presented as a discontinued operation in our Consolidated Statement of Operations.

Note 11 – Newbuildings

(In US$ millions)	December 31, 2013	December 31, 2012
Opening balance at the beginning of the period	1,882	2,531
Additions	5,025	1,343
Re-classified as drilling units	(3,335)	(1,992)
Disposal of tender rigs	(153)	—
Closing balance at the end of the period	3,419	1,882

On November 27, 2013, we completed the transaction to acquire the newbuild jack-up Prospector 3 from Prospector Offshore Drilling. This transaction has been recorded as an asset acquisition for accounting purposes and the newbuild was booked at cost of $55 million. The newbuild rig has been renamed the West Titania.

Note 12 – Drilling units

(In US$ millions)	December 31, 2013	December 31, 2012
Cost	20,979	15,177
Accumulated depreciation	(2,986)	(2,283)
Disposals	(800)	—
Net book value	17,193	12,894

The depreciation expense was US$703 million and US$608 million for the twelve months, and US$198 million and US$161 million for the three months ended December 31, 2013 and 2012, respectively.

Note 13 – Equipment

Equipment consists of IT and office equipment, furniture and fittings.

(In US$ millions)	December 31, 2013	December 31, 2012
Cost	79	62
Accumulated depreciation	(30)	(22)
Net book value	49	40

The depreciation expense was US$8 million and US$7 million for the twelve months, and US$2 million and US$2 million for the three months ended December 31, 2013 and 2012, respectively.

Note 14 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
Net book value at beginning of period	1,320	1,320
Disposal of tender rig business	(120)	—
Net book value at end of period	1,200	1,320

Note 15 – Long-term interest bearing debt and interest expenses

(In US$ millions)	December 31, 2013	December 31, 2012
Credit facilities:
US$800 facility	—	227
US$900 facility	—	731
US$100 facility	—	69
US$1,500 facility ***	706	882
US$1,200 facility	733	867
US$700 facility	490	560
US$1,121 facility	72	1,019
US$2,000 facility (North Atlantic Drilling)	1,503	1,750
US$170 facility	—	83
US$550 facility	440	495
US$400 facility	320	360
US$440 facility	293	101
US$450 facility	450	—
US$1,450 facility	1,390	—
US$360 facility (Asia Offshore Drilling)	345	—
US$300 facility	234	—
USD$1,750 Sevan facility	1,400	—
US$150 facility	150	—
US$450 facility	450	—
Total credit facilities	8,976	7,144
Debt recorded in consolidated VIE's:
US$420 facility*	387	397
US$390 facility**	383	822
US$375 facility	362	—
Total debt recorded in consolidated VIE's	1,132	1,219
Bonds and convertible bonds:
Bonds	2,584	1,567
Convertible bonds	577	561
Total bonds and convertible bonds	3,161	2,128
Other credit facilities with corresponding restricted cash deposits:	197	270
Total interest bearing debt	13,466	10,761
Less: current portion	(1,566)	(2,066)
Long-term portion of interest bearing debt	11,900	8,695

* On December 28, 2012, the US$700 million facility with SFL West Polaris Limited as borrower was refinanced and replaced with a new US$420 million facility with a consortium of banks and financial institutions. As at December 31, 2012 the facility had an outstanding balance of US$397.5 million. In January 2013 a further US$22.5 million was drawn down. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 3%.

** On October 31, 2013, the existing US$1,400 million facility with SFL Deepwater Limited as borrower, which was secured on the West Taurus, was refinanced and replaced with a new US$390 million facility with a consortium of banks and financial institutions. The new facility has a term of five years and bears an interest of LIBOR plus a margin of 2.5%.

*** On February 21, 2014 the Company entered into a term loan B agreement for $1.8 billion due in February 2021 in which the proceeds will be used to refinance this facility.  As a result the short term portion of this facility due has been reclassified to long-term debt.  Refer to note 22.

The outstanding debt as of December 31, 2013 is repayable as follows:

(In US$ millions)	As at December 31, 2013
Twelve months ended December 31, 2014	1,566
Twelve months ended December 31, 2015	2,608
Twelve months ended December 31, 2016	1,586
Twelve months ended December 31, 2017	3,299
Twelve months ended December 31, 2018 and thereafter	4,480
Effect of amortization of convertible bond	(73)
Total debt	13,466

In January 2013, we drew down on the new US$450 million Eclipse facility, which was entered into with a syndicate of banks and financial institutions. The facility is secured over the West Eclipse semi-submersible rig, which has a net book value of US$678 million as at December 31, 2013. The facility was scheduled to mature within one year and had an interest of LIBOR plus 3%. On December 20, 2013, we refinanced this facility for an additional one year, and with an amended interest rate of LIBOR plus 2%.

On March 5, 2013 we issued a NOK 1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75%. The financial covenants related to this bond require us to maintain a market adjusted equity ratio of at least 30%.

On April 10, 2013, our subsidiary Asia Offshore Drilling entered into a US$360 million senior secured credit facility with ABN AMRO Bank N.V. as the coordinating bank. The facility is available in three equal tranches of US$120 million, with each tranche relating to the three AOD rigs. The loan has a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. The first drawdown of US$205 million was made on April 15, 2013, relating to AOD I and AOD II. On July 17, 2013, a further drawdown of US$155 million was made relating to AOD II and the delivery of AOD III. As at December 31, 2013 the rigs have net book of US$231 million, US$225 million and US$234 million respectively.

On April 25, 2013, we drew down US$98 million relating to the T-16 tender rig, which is part of the existing US$440 million credit facility. On September 19, 2013, we drew down US$121 million relating to the West Telesto, which is also part of this credit facility. As at December 31, 2013 the net book of the T-16 and West Telesto were US$136 million and US$216 million respectively.

On April 30, 2013, the US$900 million facility and US$100 million facility were repaid in full as part of the disposal of our tender rigs to SapuraKencana. Refer to note 10.

On May 1, 2013 we drew down the first tranche of the US$1,450 million facility, relating to the West Auriga, and on June 28, 2013 we drew down the second tranche relating to the West Vela. On October 18, 2013 we drew down the final tranche relating to the West Tellus. The facility has a maturity in 2025 and bears an interest of LIBOR plus a margin in the range of 1.2% to 3%. The facility is secured on the West Auriga, West Vela, and West Tellus. The net book values of the West Auriga, West Vela, and West Tellus are US$742 million, US$703 million and US$616 million respectively.

On May 24, 2013, Ship Finance International Limited ("Ship Finance", a related party) and SFL Hercules refinanced the Hercules tranche of the US$1,400 million facility, which was replaced by a new US$375 million facility, with a syndicate of banks and financial institutions. The Taurus tranche of the US$1,400 million facility remains with SFL Deepwater. The new facility is secured over the West Hercules, which has a net book value of US$617 million. The facility matures in six years and bears interest of LIBOR plus 2.75%.

On June 27, 2013, we repaid in full all amounts outstanding relating to the US$170 million facility, which was secured over the West Prospero.

On July 16, 2013, we signed a new US$300 million facility. The facility is secured over the West Tucana and West Castor, bears an interest of LIBOR plus a margin in the range of 1.76% to 2.01%, and matures in 2023. On August 23, 2013 we drew down US$120 million on delivery of the West Tucana. On November 8, 2013 we drew down US$120 million on delivery of the West Castor. As at December 31, 2013 the net book of the West Tucana and West Castor were US$208 million and US$217 million respectively.

On September 20, 2013, we completed a US$500 million senior unsecured bond issue. The bond matures in September 2020 and bears interest of 6.13% p.a.

On October 17, 2013, North Atlantic Drilling successfully completed a NOK 1,500 million senior unsecured bond issue with maturity in October 2018, and an interest of NIBOR plus a margin of 4.4% p.a.

On October 22, 2013, we signed a new $150 million facility. The facility is secured over the West Oberon, bears an interest of LIBOR plus a margin of 0.75%, and matures in June 2014. As at December 31, 2013 the net book of the West Oberon was US$211 million.

On December 10, 2013, the US$1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other changes to the facility.  As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas has accordingly been reclassified as debt due to related parties on the balance sheet. Refer to related party note 20.

On December 13, 2013, we signed a new $450 million facility. The facility is secured over the West Eminence, bears an interest of LIBOR plus a margin of 1.75%, and matures in June 2016. This facility replaces the existing $800 million facility, which had an outstanding balance of $194 million and was fully repaid in December 2013. As at December 31, 2013 the net book of the West Eminence was US$607 million.

Sevan facilities

As a result of our acquisition of Sevan Drilling on July 2, 2013, the following facilities were  included in our consolidated financial statements:

USD$525 million facility secured on the Sevan Brazil. This facility was signed December 23, 2010. The facility had an interest of LIBOR plus a margin of 4.75% and maturity date in July 2018. This facility has been repaid as discussed further below.

USD$480 million facility secured on the Sevan Driller. This facility was signed March 8, 2011. The facility had an interest of LIBOR plus a margin of  4.30% and maturity date in July 2016. This facility has been repaid as discussed further below.

The two facilities noted above had the following covenants as at September 30, 2013: (i) Debt service cover ratio of not less than 1.1:1.0; (ii) Minimum liquidity of USD$25 million; (iii) Equity ratio of minimum 30%; and (iv) Leverage on a forward looking basis of 5.25:1.

On October 23, 2013, in connection with the delivery of Sevan Louisiana, our consolidated subsidiary, Sevan Drilling closed and drew USD $1,400 million of its new US$1,750 million bank facility.  These funds have been used to repay and settle the existing bank facilities related to Sevan Driller and Sevan Brasil (listed above) and to settle the remaining installment for Sevan Louisiana and other payables to Cosco shipyard. The facility has a maturity in September 2018 and bears an interest of LIBOR plus a margin of 2.9%. The covenants for the new facility are (i) Minimum liquidity of USD$150 million; (ii) Leverage on a forward looking basis of 4.5:1; (iii) Interest cover of minimum 2.5:1; (iv) Current ratio of minimum 1:1; (v) Equity ratio of minimum 30%. As at December 31, 2013 the net book of the Sevan Driller, and Sevan Brasil, and Sevan Louisiana were US$611 million, US$614 million, and US$623 million respectively.

Note 16 – Share capital

	December 31, 2013		December 31, 2012
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	939	469,250,933	938
Treasury shares held by Company	(272,441)	(1)	(72,859)	—
Shares outstanding	468,978,492	938	469,178,074	938

Note 17 – Accumulated other comprehensive income

Accumulated other comprehensive income as at December 31, 2013 and December 31, 2012 was as follows:

(In US$ millions)	December 31, 2013	December 31, 2012
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	539	206
Unrealized gain on foreign exchange	73	67
Actuarial loss relating to pension	(35)	(30)
Unrealized loss on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	528	194

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is $0.  The income tax benefit on actuarial loss relating to pension is US$15.3 million as of December 31, 2013 and US$8 million as of December 31, 2012.

Note 18 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, we have operations and assets in a number of countries worldwide and incur expenditures in other currencies, causing results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. We are also exposed to changes in interest rates on floating interest rate debt and to the impact of changes in currency exchange rates on NOK denominated debt. Therefore there is a risk that currency and interest rate fluctuations will have a negative effect on the value of our cash flows.

Interest rate risk management

Our exposure to interest rate risk relates mainly to floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other financial derivative arrangements. Our objective is to obtain the most favorable interest rate borrowings available without increasing foreign currency exposure. Surplus funds are used for prepayment of revolving facilities or placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide us with flexibility to meet all requirements for working capital and capital investments. The extent to which we utilize interest rate swaps and other derivatives to manage interest rate risk is determined by the net debt exposure and our views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At December 31, 2013 we had interest rate swap agreements with an outstanding principal of US$9,776 million (December 31, 2012: US$6,148 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "Gain/(loss) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at December 31, 2013 amounted to a gross liability of US$244 million and a net liability of US$89 million due to master netting agreements with our counterparties (December 31, 2012: a gross and net liability of US$383 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

During the twelve months to December 31, 2013 we entered into the following new interest rate swaps:

Outstanding principal as at	Receive rate	Pay rate	Length of contract
December 31, 2013
(In US$ millions)
250	3 month LIBOR	1.36%	Jan 2013 – Jan 2020
250	3 month LIBOR	1.39%	Jan 2013 – Jan 2020
250	3 month LIBOR	1.45%	Jan 2013 – Jan 2020
250	3 month LIBOR	1.45%	Jan 2013 – Jan 2020
250	3 month LIBOR	1.47%	Jan 2013 – Jan 2020
250	3 month LIBOR	1.47%	Jan 2013 – Jan 2020
446	3 month LIBOR	1.10%	Feb 2013 – Jul 2018
250	3 month LIBOR	1.52%	Feb 2013 – Feb 2020
200	3 month LIBOR	1.39%	Mar 2013 – Mar 2020
300	3 month LIBOR	1.57%	Mar 2014 – Mar 2020
90	3 month LIBOR	1.11%	May 2013 – Jun 2020
88	3 month LIBOR	1.93%	Aug 2013 - Dec 2020
200	3 month LIBOR	2.19%	Dec 2013 - Dec 2020
200	3 month LIBOR	2.19%	Dec 2013 - Dec 2020
500	3 month LIBOR	2.18%	Dec 2013 - Dec 2020

In October 2013, five interest rate swaps relating to our subsidiary Sevan, with a total outstanding principle of US$606 million and maturities between June 2016 and July 2018, were terminated as part of Sevan's refinancing, refer to note 15. The total exit cost was US$19 million, and the loss recorded for the quarter was US$4 million which is recorded in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments".

Cross currency interest rate swaps not qualified as hedge accounting

At December 31, 2013 we had outstanding cross currency interest rate swaps with a principal amount of US$786 million (December 31, 2012: US$216 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at December 31, 2013 amounted to a liability of US$46 million (December 31, 2012: asset of US$7 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Interest rate hedge accounting

The Ship Finance subsidiaries consolidated by the Company as a VIEs (refer to Note 19 – Variable Interest Entities) have entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "Other Comprehensive Income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of December 31, 2013.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rate	Length of contract
	December 31, 2013
	(In US$ millions)
SFL Linus Limited (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Limited (West Linus)	4	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
SFL Linus Limited (West Linus)	238	3 month LIBOR	1.77%	Dec 2013 - Dec 2018

In the twelve month period ended December 31, 2013, the VIE Ship Finance subsidiaries recorded fair value gains of US$3 million (December 31, 2012: gains of $20 million) on interest rate swaps. These gains were recorded by the VIEs in "Other comprehensive income" but due to their ownership by Ship Finance the gains are allocated to "Non-controlling interest" in our Consolidated Statement of Changes in Equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIEs, and therefore Seadrill, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and twelve month periods ended December 31, 2013  (December 31, 2012: nil).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

We use foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At December 31, 2013, we had forward contracts to sell approximately US$272 million between January 2014 and June 2014 at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar.  The total fair value of NOK currency forward contracts as at December 31, 2013 amounted to a liability of US$3 million (December 31, 2012: asset of US$4 million), and  are classified as other current liabilities in the balance sheet.

During the quarter, we also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP40 million (US$65 million) between March 2014 and June 2014 at an average exchange rate of GBP1.63 per US dollar. The total fair value of GBP currency swaps outstanding at December 31, 2013 amounted to a asset of US$1 million (December 31, 2012: nil), and are classified as other current assets in the balance sheet.

Total Return Swap Agreements

On June 4, 2013, we settled a TRS agreement for 2,000,000 Seadrill Limited shares at a price of NOK 213.17. We subsequently entered into a new TRS agreement with exposure to 2,000,000 Seadrill Limited shares with an expiry date September 4, 2013, and reference price NOK 241.88 per share.

On August 28, 2013, we repurchased 300,000 of Seadrill Limited shares at an average price of NOK 273.50 per share, and at the same time our outstanding TRS agreement was reduced from 2,000,000 to 1,700,000 shares.

On September  4, 2013, we settled a TRS agreement for 1,700,000 Seadrill Limited shares  at a price of NOK 241.88. We subsequently entered into a new TRS agreement with exposure to 1,700,000 Seadrill Limited shares with an expiry date December 4, 2013, and reference price NOK 291.27 per share.

On November 19, 2013 we repurchased 300,000 of Seadrill Limited shares at an average price of NOK 279.60 per share, and at the same time our outstanding TRS agreement was reduced from 1,700,000 to 1,400,000 shares.

On December 4, 2013, we settled the TRS agreement for 1,400,000 Seadrill Limited shares at a price of NOK 291.27 per share. We subsequently entered into a new TRS agreement with exposure to 1,400,000 Seadrill Limited shares with an expiry date February 4, 2014, and reference price NOK 255.38 per share.

On February 4, 2014, after the period end, we settled the TRS agreement for 1,400,000 Seadrill Limited shares . We subsequently entered into a new TRS agreement with exposure to 1,400,000 Seadrill Limited  shares with an expiry date March 4, 2014 and  reference price is NOK 226.6311 per share.

The fair value of the TRS agreements at December 31, 2013 was an liability of US$2 million (December 31, 2012: liability of US$2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at December 31, 2013, and classified as current liabilities as at December 31, 2012.

Other derivative agreements

On September 18, 2013, we entered into two derivative contract arrangements with a bank to finance a portion of our equity  investment in SapuraKencana in which Seadrill received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as at December 31, 2013 amounted to $666 million, and is presented as a long term marketable security on the balance sheet (refer to Note 7 - Marketable Securities).  The unrealized gains and losses resulting from measuring the fair value of these contracts at December 31, 2013 are a gross asset of $84 million, and a gross liability of $84 million which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013		December 31, 2012
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	744	744	318	318
Restricted cash	318	318	402	402
Current portion of long-term debt	1,566	1,566	2,066	2,066
Long-term portion of floating rate debt	8,793	8,793	6,287	6,287
Long term portion of fixed rate CIRR loans	150	150	218	218
Fixed interest loans	—	—	70	69
Fixed interest convertible bonds	704	577	872	561
Fixed interest bonds	1,837	1,842	1,360	1,342
Floating interest bonds	745	742	224	224

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013 and December 31, 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on December 31, 2013 and December 31, 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

		Fair value measurements at reporting date using
	Total fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	333	329	—	4
Other derivative instruments – short term receivable	11	—	11	—
Total assets	344	329	11	4
Liabilities:
Interest rate swap contracts – short term payable	388	—	388	—
Other derivative instruments – short term payable	8	—	8	—
Total liabilities	396	—	396	—

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of December 31, 2013.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 19 – Variable Interest Entities (VIEs)

As of December 31, 2013, the Company leased a drillship, two semi-submersible rigs, and a newbuild jack-up from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

On June 19, 2013, SFL Deepwater Ltd sold the West Hercules to SFL Hercules Ltd. This transaction under common control has no net effects on our consolidated financial statements, and we will continue to consolidate all relevant VIEs.

On June 28, 2013, our subsidiary North Atlantic Drilling sold the entity that owns the newbuild jack-up, the West Linus, to Ship Finance Limited. The purchase consideration for this transfer should reflect the market value of the rig as of the delivery date. This shall not exceed US$600 million. Upon closing North Atlantic Drilling received US$195 million and will receive the remaining balance on the delivery date. This rig was simultaneously chartered back over a period of 15 years. If the rig has not been successfully delivered from the shipyard and unconditionally accepted by the charterer by February 28, 2014, Ship Finance will have an option to sell the shares back to the North Atlantic with immediate effect for an amount equal to all cash payments by Ship Finance plus interest and expenses. Seadrill has granted a guarantee in the principal amount of up to US$525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014.

The following table gives a summary of the sale and leaseback arrangements, as of December 31, 2013:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	Sep 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	Jul 2013	600	370	June 2018	170	June 2028

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to Seadrill for a fixed price of US$75 million. For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at US$149 million and US$135 million, respectively. For West Linus the put option is US$100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At December 31, 2013 and at December 31, 2012 the units are reported under drilling units in the Company's balance sheet with the exception of West Linus that is reported as a newbuilding.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

	Base LIBOR			(In US$ thousands)
Unit	interest rate	2013		2014	2015	2016	2017
West Polaris	2.85%	223.3		176.5	175.4	170.0	170.0
West Taurus	4.25%	316.2	*	320.7	165.0	158.8	157.5
West Hercules	4.25%	250.0		238.5	180.0	172.5	170.0
West Linus	1.00%	85.0	**	222.0	222.0	222.0	222.0

* For a period the interest rates for West Taurus have been fixed at 2.17% and the bareboat charter rate for West Taurus is fixed regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

** For West Linus, the charter rate is US$85,000 per day from the date of delivery from the shipyard up until the date of commencement of the Drilling Contract:

The assets and liabilities in the accounts of the VIEs as at December 31, 2013 and as at December 31, 2012 are as follows:

	December 31, 2013				December 31, 2012
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus West Hercules
Investment in finance lease	488	515	477	195	534	1,120
Amount due from related parties *	45	30	25	—	79	135
Other assets	5	13	10	—	7	20
Total assets	538	558	512	195	620	1,275
Short-term interest bearing debt	36	80	28	—	38	822
Long-term interest bearing debt	351	303	333	—	360	—
Other liabilities	2	6	2	2	3	12
Long-term debt due to related parties *	145	145	145	195	145	290
Total liabilities	534	534	508	197	546	1,124
Equity	4	24	4	(2)	74	151

Book value of units in the Company's consolidated accounts	577	458	617	162	594	1,035
* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 20 – Related party transactions

We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements, refer to Note 19 Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the three and twelve month periods ended December 31, 2013 and 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

(In US$ millions)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
West Polaris	14	24	70	114
West Hercules	20	19	77	75
West Taurus	27	29	112	114
West Linus	—	—	—	—
Total	61	72	259	303

These lease costs are eliminated on consolidation.

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet on December 31, 2013 and December 31, 2012, refer to Note 19.

On November 12, 2012 we granted Archer a short term unsecured loan of US$55 million. The loan had an interest of LIBOR + a margin and was settled in February 2013.

On December 20, 2012, we sold our North Atlantic Drilling Ltd unsecured bond of US$500 million to Metrogas plus accrued interest of US$8.7 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. The call option matured in June 2013. The obligation is recorded as a long-term related party liability. In conjunction with this arrangement we also entered into an agreement to settle dividend payable to Metrogas in return for a short-term unsecured loan of US$93 million. The net proceeds from these arrangements were US$415 million. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas, and the bond eliminates in the consolidated Seadrill financial statements as at December 31, 2013.

On December 21, 2012, we obtained a short-term unsecured loan of US$93 million from Metrogas. The loan had an interest of LIBOR + a margin and was repaid on May 2, 2013.

On December 31, 2012, we obtained a short-term loan from Metrogas of NOK140 million. The loan had an interest of NIBOR + a margin and was repaid on January 2, 2013.

On February 8, 2013, in conjunction with the private placement of Archer (refer to  Note 8) Seadrill provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to Seadrill is limited to US$100 million with a guarantee fee of 1.25%.

On February 20, 2013, we obtained a short-term unsecured loan of US$43 million from Archer. The loan had an interest of LIBOR + a margin of 5% and was repaid on February 27, 2013.

On February 27, 2013, we obtained a short-term loan from Metrogas of NOK300 million. The loan had an interest of NIBOR + a margin and was repaid on March 12, 2013.

On March 27, 2013, we obtained a short-term loan from Metrogas of NOK700 million. The loan had an interest of NIBOR + a margin, and was repaid on April 3, 2013.

On March 27, 2013 we granted Archer a short term unsecured loan of US$10 million. The loan had an interest of LIBOR + a margin of 5%, and was repaid on April 2, 2013.

On June 28, 2013, our subsidiary North Atlantic Drilling sold the entity that owns the newbuild jack-up, the West Linus, to Ship Finance Limited. The purchase consideration for this transfer should reflect the market value of the rig as of the delivery date. This shall not exceed US$600 million. Upon closing North Atlantic Drilling received US$195 million and will receive the remaining balance on the delivery date. This rig was simultaneously chartered back over a period of 15 years.

On July 19, 2013, we entered into a loan agreement with Metrogas of NOK1,500 million. The loan had an interest of NIBOR plus a margin of 3.5% and was repaid on October 9, 2013.

On July 31, 2013, we provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On September 20, 2013, we obtained a short-term loan from Metrogas of US$99 million. The loan had an interest of LIBOR + 3.0%, and was repaid on September 30, 2013.

On December 10, 2013, the US$1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender. There have been no other  changes to the facility.  As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas has accordingly been reclassified as debt due to related parties on the balance sheet.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of US$2 million and US$2 million for the twelve months ended December 31, 2013 and 2012 respectively. These amounts are included in "General and administrative expenses".

Note 21 – Commitments and contingencies

Purchase Commitments

At December 31, 2013, we had twenty-four contractual commitments under newbuilding contracts. The contracts are for the construction of four semi-submersible rigs, eight drillships and, twelve jack-up rigs. The units are scheduled to be delivered in  2014, 2015 and 2016. As of December 31, 2013 we have paid $2,366 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to US$7,200 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)	As of December 31, 2013
2014	2,816
2015	3,752
2016	632
Total	7,200

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2013.

Note 22 – Subsequent Events

Seadrill Partners - Deconsolidation event

Under the terms of the Operating Agreement of Seadrill Partners the board of directors of Seadrill Partners have the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective AGM on January 2, 2014, Seadrill retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors.  From the first AGM the majority of the board members became electable by the common unitholders and accordingly, from this date Seadrill no longer retains the power to control the board of directors.  As of this date Seadrill Partners has been considered an affiliated entity and not a controlled subsidiary of the Company.  Seadrill Partners will therefore be deconsolidated by the Company on January 2, 2014.  The Company has not yet finalized the accounting treatment for the loss of control under US GAAP.

Transactions in North Atlantic Drilling

On January 28, 2014, North Atlantic Drilling our subsidiary,  raised US$600 million in senior unsecured notes in a private offering in the United States pursuant to Rule144A and Reg-S under the Securities Act.

On January 29, 2014, North Atlantic Drilling, our subsidiary, completed its initial public offering in the United States by issuing US$125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL". The offering of 13,513,514 common shares was priced at US$9.25 per share. North Atlantic Drilling has granted the underwriters a 30-day option to purchase up to 2,027,027 additional common shares.

Term Loan B

On February 21, 2014, Seadrill Partners, our subsidiary, closed on a US$1.8 billion Term Loan B with a US$100 million revolving credit facility.  The term loan bears interest of LIBOR plus 3% and is due in February 2021.